[Letterhead of Hub International Limited]

Hub International Limited

55 East Jackson Boulevard

Chicago, Illinois 60604

July 14, 2006

By EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Hub International Limited

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 13, 2006

File Number: 001-31310

Dear Mr. Rosenberg:

Hub International Limited (the “Company”) hereby acknowledges receipt of the comment letter, dated May 26, 2006 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “10-K”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in boldface type below, followed by our responses.

July 14, 2006

RESPONSES TO STAFF COMMENTS

Form 10-K for the year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 38

Recognition of Commission Income, page 38

1.	Please provide to us in disclosure-type format a discussion that quantifies the impact that changes in estimates have had for the periods presented and the effect that reasonably likely changes in your estimate as of the latest balance sheet date may have on your results of operations and financial position.

Response: Estimates associated with commission income are the allowance for estimated policy cancellations and the allowance for doubtful accounts. Our allowance for policy cancellations has on average been approximately 0.5% of our commission income for the past three fiscal years. Our allowance for doubtful accounts has on average been approximately 1.2% of our client premiums receivable balance at each of December 31, 2005 and December 31, 2004. Please note that any adjustments to the allowance for doubtful accounts do not affect commission income but are recorded as an adjustment to our bad debt expense, which is included in our selling, occupancy and administration expenses.

In order to quantify the impact that changes in the above estimates would have had on the recognition of commission income and on our financial results, we propose to add the following additional disclosure (which is presented in italics) to our MD&A in our future Form 10-K filings

Recognition of Commission Income:

We maintain an allowance for estimated policy cancellations and commission returns based upon the application of historical policy cancellation and commission return rates to the current year revenue, adjusted for any known items. Adjustments to the allowance for policy cancellations are recorded in commission revenue on our consolidated statements of earnings. The allowance for estimated policy cancellations is based on our management’s judgment, and is regularly evaluated by management by taking into consideration factors such as changes in the nature and volume of policies; trends in actual and forecasted policy cancellations; and current economic conditions that may affect the likelihood of client policy changes or cancellations. At December 31, 2005 our allowance for estimated policy cancellation was $1.964 million or 0.5% of our commission income for 2005. If our actual policy cancellation rates were significantly different from our historical policy cancellation rates, and those changes had not been adjusted for in the allowance, our actual commission income may be significantly different from what we estimated. If our actual policy cancellation rates were 1% of our commission income, our revenue would be lower by approximately $2 million.

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We maintain an allowance for doubtful accounts that estimates uncollectible receivables based on the length of time receivables are past due and the financial health of specific customers. Adjustments to the allowance for doubtful accounts are recorded in selling, occupancy and administration expenses on our consolidated statements of earnings. At December 31, 2005 our allowance for doubtful accounts was $1.931 million or 1.3% of our client premiums receivable at December 31, 2005. If our actual doubtful accounts were significantly different than what we estimated, and those changes had not been adjusted for in the allowance, our results may be significantly different from what we estimated. If our actual doubtful accounts were 2% of our client premiums receivable our expenses would be higher by approximately $1.1 million.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions and dispositions, page 53

2.	Please tell us why goodwill in the “Other” presumably less material acquisitions is significantly larger in proportion to purchase price than for the THB and PLI acquisitions.

Response: Goodwill acquired during 2005 was $43.9 million of which 2 larger acquisitions, PLI and THB, accounted for $18 million and $2.5 million, respectively. The balance of $23.4 million represents other goodwill as follows:

$14.1 million relates to thirteen smaller fold-in acquisitions completed by hubs in 2005 (10 in the U.S. and 3 in Canada). The balance of $9.3 million primarily relates to goodwill arising from contingent consideration payments earned on nine prior year acquisitions. Contingent consideration was recorded as an adjustment to goodwill for all nine acquisitions as excess purchase price.

We propose to enhance our financial statement note disclosure in future filings to provide more detailed discussion of the changes in the carrying amount of goodwill.

4. Commitments and contingencies

3.	Please provide to us in disclosure-type format the actual stated dollar amounts that are being sought in each case. Additionally, provide us in disclosure-type format an estimate of the possible loss or range of loss or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

Response: None of the class action complaints contains any request for a specific dollar amount of damages against us, or against any other defendant in the case of the federal

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cases. Accordingly, an amount of possible loss or range of loss cannot reasonably be estimated. Pursuant to Paragraph 10 of SFAS 5, we will disclose in future filings that an estimate of the possible loss or range of loss cannot be made.

4.	Please describe to us the nature of the special shares of Satellite described in part (b) of this note that you are required to purchase under the contingency arrangement, your accounting treatment for the shares and how it complies with GAAP. In your response, also include how the price of these shares is determined, whether you are required to purchase all of these shares and what rights pertain to these shares should you not purchase them.

Response: The special Satellite shares were issued to former Talbot management in connection with the Talbot acquisition as an incentive to ensure future financial performance. They serve as a medium to facilitate the distribution of the contingent payment. At the end of the earn out period, the Company will own all of the special Satellite shares, as well as all other securities of Satellite. The Company records its obligation to acquire the special Satellite shares as a charge to earnings in the form of compensation expense over the period in which the payments to acquire the shares are earned by Talbot management since this arrangement represents a performance award. A performance award is defined in SFAS 123 paragraph 395 as “an award of stock-based employee compensation for which vesting depends on both (a) an employee’s rendering service to the employer for a specified period of time and (b) the achievement of a specified performance target, for example, attaining a specified growth rate in return on assets or a specified percentage increase in market share for a specified product.”

It is important to note that our arrangement with the management of Talbot is a compensation arrangement and specifically a performance award as defined above. The management of Talbot was and is to be compensated for future services based upon achieving certain performance targets during each of the 12-month periods ending December 31, 2004, 2005 and 2006. To receive an award, the individual must have been employed throughout the relevant performance period. In other words, receipt of the performance payments is contingent on continued employment with Talbot/HUB. In addition, if certain performance targets are not met, no performance awards are earned and no contingent payments are due. Members of Talbot management could, in theory, have received no payment under this arrangement. Accordingly, the contingent payments to Talbot management are recorded as a charge to earnings over the period in which the payments are earned as opposed to additional consideration for the acquisition of Talbot as a purchase price adjustment. It is also important to note that the $90 million in cash paid to Safeco shareholders was recorded as purchase price by us. Safeco owned 100% of Talbot. The substance of the additional contingent payments is to provide compensation for future services performed by the Talbot management group, none of whom were selling shareholders of Talbot. Accounting for these payments as compensation reflects the substance of the arrangement.

For 2005, the Company recorded $28.7 million of compensation expense relating to the Talbot contingent payments with an offsetting credit to accounts payable and accrued liabilities for the same amount.

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The purchase price of the Satellite special shares (i.e., the amount of the contingent payment) is based upon Talbot’s earnings for the 12-month periods ending December 31, 2004, 2005 and 2006.

These special Satellite shares do not represent a residual equity interest in Talbot and are not entitled to dividends. If the Company were to forego its option to acquire the special shares, the holders of the shares have the right to require the Company to purchase them at a price equivalent to the contingent payment.

7. Intangible assets, page 60

5.	Please explain to us the facts and circumstances that make you “unable to estimate the economic useful life” of certain intangible assets that you deemed to be indefinite life. Explain how this inability to estimate the life meets the requirement under paragraph 11 of SFAS 142 for determining that an asset has an indefinite life. Also provide to us in disclosure type format a discussion of the weighted average useful lives of the intangible assets disclosed here. Refer to paragraph 44(a) of SFAS 142.

Response: Our non-compete arrangements are unlike more traditional restrictive covenants that are often entered into in connection with acquisitions. In our case, non-compete arrangements are entered into at the date of acquisition but extend for a contractually determined period after the seller’s principals end their employment by the Company. In other words, these individuals are bound by the terms of their non-compete for the duration of their employment with Hub and then for a defined term once employment is terminated. These covenants are generally standard terms of an acquisition contract. Since there is no reliable basis for determining the term of employment of the acquired employees, these intangible assets are considered to have an indefinite life and are not amortized until their useful life is deemed to be no longer indefinite. Accordingly at December 31, 2005 we were unable to estimate the useful life of certain non-competition covenants. These indefinite life intangible assets are reviewed annually for impairment. Once an employee leaves the company, the non-compete has a defined term per the agreement. At that point, our policy is to reclassify the carrying value of the intangible asset to definite life intangible assets and to begin to amortize them over the term of the non-compete.

The weighted-average amortization period for all definite life intangible assets acquired in 2005 and 2004 was 12 years and by major intangible asset class was as follows: (1) customer relationships: 12 years, and (2) non-competition covenants: 5 years. We propose to include this disclosure in the notes to our financial statements in our next Form 10-Q filing.

10. Debt, page 62

6.	It is unclear to us how this hedge against your investment in U.S. operations works given that the debt used to hedge this is in the same currency as both the functional currency and the reporting currency of that operating unit, so it would appear that no

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translation adjustment would result in any given reporting period. Please explain to us how this works and how it meets the requirements of paragraphs 40(a) and (b) of’ SFAS 133.

Response: In reviewing our disclosures, we noted in our 2005 form 10-K Note 10 the following disclosure:

“Certain U.S. denominated debt, including subordinated convertible debentures, have been designated as a hedge against the Company’s investment in its U.S. operations. Therefore, translation gains or losses on the U.S. denominated debt are recorded in the cumulative translation account.”

We believe the last sentence should have read, “Therefore, transaction gains or losses on the U.S. denominated debt are recorded in the cumulative translation account.” We will make this correction in future filings.

Please note that the parent entity, Hub International Limited, which carries the U.S. dollar denominated debt, has the Canadian dollar as its functional currency. This debt has been identified as a “hedge against its U.S. operations,” in accordance with SFAS 133 paragraph 36(c). Hub International Limited (the hedging unit) meets the criteria in SFAS 133 paragraphs 40 (a) and (b) in that it has the Canadian dollar as its functional currency and it uses U.S dollar denominated debt to hedge its U.S. investments. In accordance with SFAS 133 paragraph 42, foreign exchange gains and losses on this hedge are reported in equity in the same manner as a translation adjustment through the currency translation account.

18. Segmented information, page 70

7.	In the Business section on page 4 you indicate that you operate through various “hubs” and that each one has its “own management team and structure, business plan and operating benchmarks.”

a.	Please provide to us in disclosure-type format the factors used to identify your two reportable segments as required by paragraph 26(a) of SFAS 131

b.	Please explain to us why each of the “hubs” described here does not represent a separate reporting segment, as they appear to meet the criteria of SFAS 131. If these are not separate segments, please confirm that your chief operating decision maker does not regularly review operating results by each hub.

Response: As mentioned in Note 18 of our 2005 financial statements we are an international insurance brokerage, which provides a variety of property, casualty, life and health, employee benefits, investment and risk management products and services. In determining the basis for our segmentation, we started with determining our Chief Operating Decision Maker (CODM), followed by the identification of the reports provided to the CODM.

July 14, 2006

The CODM of Hub is its Executive Management Team, which comprises more than one individual. This team consists of the chief executive officer, president, chief operating officer, chief financial officer, chief sales officer, chief corporate development officer, and chief legal officer. Working as a group, these individuals make decisions regarding the ongoing operations and strategic investment/divestment initiatives of the business.

The Company’s current financial reporting structure provides reports that are prepared by each of the regional hubs (operating segments) as well as financial reports by geographic location of these hubs.

In determining which reports would constitute its operating segments, management considered the nature of the business activities of each “hub” or component, the existence of regional managers that are responsible for the components, and the information that is presented to our board of directors.

We also considered factors that are relevant to the CODM, such as:

1.)	Insurance premium rate changes in Canada and in the United States are substantially different. In fact, the markets are different. Over the past several years the advent of the hurricane season and terrorism has only added to these differences.

2.)	Canada and the United States have distinct group benefits and human resource issues, including medical insurance and other employee benefit programs. Discussions related to employee benefits, which are a significant component of our cost structure, are analyzed and evaluated separately between Canada and the United States.

3.)	Laws and regulations impacting our business differ significantly between the two countries.

4.)	Our consolidated reports delineate between Canada and the United States as a result of complex foreign currency issues.

5.)	The method by which we are paid for direct bill commission varies significantly between Canada and the United States.

6.)	Investor and analyst conference calls and road shows have historically focused on matters that impact the operations on a geographic basis.

7.)	Insurance markets used in Canada and the United States are significantly different other than a handful of large international carriers. The regional line up of markets is very different.

8.)	Canadian Regional Presidents meet monthly to discuss significant issues related to Canadian issues and business initiatives separately.

The Company believes that financial reports that include “hubs” based on geographic location (and also the local currency in that location) provide more meaningful information to financial statement users. It is also the form of reporting that management and the board of directors rely on when making operating decisions, and is consistent with the current regional/geographic focus of the Company. Therefore, we believe that our regional hubs meet the three criteria of an operating segment in SFAS 131 paragraph 10.

July 14, 2006

For purposes of determining our reportable segments, we have applied the aggregation criteria to our operating segments, as set out in SFAS 131 paragraph 17. The standard states that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

(a)	the nature of the products and services;

(b)	the nature of the production processes;

(c)	the type or class of customer for their products and services;

(d)	the methods used to distribute their products or provide their services; and

(e)	if applicable, the nature of the regulatory environment (for example, banking, insurance, or public utilities).

We have considered the above criteria in applying the standard, as follows:

1.)	The nature of products and services. The types of products and services we offer in the United States are similar to the products and services we offer in Canada. However, the mix of these products and services differs between the United States and Canada. For example, in the United States in 2005, 86% of our commission income was generated from the sale of commercial lines and 14% from personal lines. In Canada in 2005, 61% of our commission income was generated from the sale of commercial lines and 39% from personal lines. In addition, with regard to commercial lines products we broker, in Canada our customers typically purchase packaged policies while in the United States, they typically purchase individual insurance coverages. These differences also relate to the “type” of customer, which is referred to below.

2.)	The nature of the production processes. We have compared the nature of our operating processes between various operating segments (hubs), and concluded that our processes are comparable, with no significant differences. We have delineated our processes between Canada and the United States, however, on the basis that there are differences between the two countries in how certain of our insurance products (i.e. medical) are sold and processed, in each country.

3.)	The methods used to distribute their products or provide their services. Our services are delivered in each of our operating hubs in substantially the same way. There are subtle differences that exist between Canada and the United States as a result of the type of customers in each hub (Canada is predominately smaller commercial insurance customers, vs. United States, which has large commercial customers). The manner in which we deliver our services tends to differ depending on the size of the customer.

4.)	The type of class of customer for their products or service. Generally, our commercial insurance customers in Canada are much smaller than our larger commercial insurance customers in the United States (e.g., the average commercial line premium is $7,500 in Canada, and $50,000 in the United States). Our larger United States customers have more sophisticated management teams with more knowledge and experience in risk management. Sales and customer

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retention are not dependent on establishing close personal relationships between our brokers and the customers. In addition, the sales cycle is longer and more competitive. Canadian “smaller” commercial clients are less sophisticated, and place more of an emphasis on the relationship they hold with Hub (their broker), and regularly seek advice on insurance matters. In addition, more than 50% of our Canadian client base is located in rural areas, while most United States clients are located in or near large urban centers. In rural areas, there is less competition and personal relationships have much more importance in obtaining and retaining clients. Therefore, we believe there are clear differences between the types of customers in Canada vs. the United States.

5.)	The nature of the regulatory environment. Laws and regulations differ between Canada and the United States in that the regulation of brokers is more stringent in the United States as it relates to licensing. There are also differences in the regulation of fiduciary funds held by brokers.

We believe that the above criteria are geared towards companies that are organized (and report segments) based on products or services. However, we also believe there is sufficient support for aggregating our operating segments based on our management reporting which is predominately done by geographic location (by country).

As stated previously, SFAS 131, paragraph 17 states that segments must have similar economic characteristics (in addition to being similar in each of the above areas 1 through 5). This poses a problem with respect to aggregating segments from different countries. For example, in addition to assessing the financial performance and risks of the underlying products and services in the segment, we also assess the economic conditions, exchange control regulations, and the underlying currency risks associated with Canada and the United States. Because of the differences that exist between both countries but not within each country, we have aggregated our operating segments by country.

We consider the economic characteristics of our operating segments annually by evaluating our segments both from a historical and “expected future performance” perspective. We primarily evaluate gross margins, but also look at competitive risks and operating risks associated with each operating segment.

In Canada, we have substantially completed our geographical footprint, and the level of acquisition activity and sales growth (which is low) is not expected to increase in future periods. In the United States, we are still aggressively pursuing growth opportunities in certain geographic areas through hub acquisitions. During periods of growth, our margins may be slightly lower compared to the more mature Canadian businesses. However, our long term prospects for average gross margin and sales growth in the United States is expected to exceed our Canadian operations. Therefore, because of the different stages of growth in Canada vs. the United States, we have concluded that the economic characteristics of our operating segments between the two countries are dissimilar.

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As of December 31, 2005, our United States operations represented approximately 70% of our total revenues. In the United States, as noted above, we are still aggressively completing our geographic strategies through hub acquisitions. Therefore, we expect that the percentage of our total revenues relating to United States operations will continue to increase relative to our Canadian operations. In addition, due to recent regional hub acquisitions, consolidations and realignment, and general regional hub growth in the United States, we recognize that it is again time to revisit and revaluate the financial transparency around our United States operations taken as a whole.

While we still believe that the economic and operational differences that do exist between our Canadian and United States operations are sufficiently meaningful to warrant continuing to define our reportable segments on a geographic basis, we also recognize the responsibility we have to balance this point of view against what is in the best interests of our investors. Therefore, during 2006, we will once again critically revaluate whether we should provide greater segmented information relating to our US operations on a going forward basis that we believe meets the spirit of the standards and is in the best interests of our investors.

c.	Please tell us why you have not provided disclosures of revenues by types of commissions earned on the distinct types of insurance offerings. Please refer to paragraph 37 of SFAS 13 1.

Response: Under SFAS 131 paragraph 37 “an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.” Our consolidated statements of earnings, as well as our MD&A, detail revenue into the following three categories: commission income, contingent commissions and volume overrides, and other revenue. With regard to commission revenue, we provide only one service for our customers, namely the placement of insurance. While commissions include revenue from a variety of insurance products placed on our customers’ behalf, as a broker we are compensated for all commissions on the same basis, namely as a percentage of premiums. Accordingly, we believe that we are in compliance with SFAS 131 paragraph 37.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 14, 2006

We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (312) 279-4873.

Sincerely,

/s/ Peter L. Scavetta
Peter L. Scavetta
Vice President, Finance

cc:	Martin P. Hughes

Dennis J. Pauls

Hub International Limited

Adam M. Givertz

Shearman & Sterling LLP